ANNUAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2021

CalTier, Inc.

CALTIER

14269 Danielson St.
Poway, CA
92064
(619) 344-0291

www.CalTierInc.com

In this report, references to "*CalTier*," "*CTR*", "*the Company*," "*we*," or "*us*" refer to CalTier, Inc.

THE COMPANY AND ITS BUSINESS

Overview

CalTier, Inc. is a fintech company seeking to change the way people around the world invest into real estate and other alternative asset classes. CTR is currently focused on bringing institutional-grade real estate investments to the everyday investor and removing the complicated barriers that currently exist. CTR was incorporated in 2017 as a Limited Liability Corporation under the laws of the State of California and was converted into a C Corporation in 2022 under the laws of the State of Delaware.

We believe in making real estate investments easy for everyone - whether you are a seasoned investor or just getting started. CTR intends to change the way people around the world invest into alternative assets such as real estate. We created a platform (the "***Platform***") that enables everyday investors from around the world to benefit from investing in real estate and other alternative assets.

CTR's goal is to create and manage funds that invest in real estate. As of the date of this report, CTR manages a live, Regulation A+ Tier II real estate portfolio fund, which is making investments in real estate and is available for investment by qualified purchasers. CTR also intends to launch additional funds over the next 12 months.

CTR believes everyone should be able to invest into real estate regardless of wealth level, experience, knowledge or location, and it is our goal through our Platform to make such investments available to anyone with a desire to invest in these assets.

Our Business

Fund Creation & Management

CTR focuses primarily on the creation, management and growth of real-estate funds that acquire real estate. Typically, these funds acquire ownership of multi-family workforce housing. These assets are often off-market and have historically not been made available to the general public.

CTR has extensive relationships within the real estate industry and selects properties on behalf of its funds discovered through real estate brokers, pre-existing professional relationships, independent property owners and public/city properties and/or owned land.

In November 2019, CTR launched its first Regulation A fund ("***Fund I***"), a multi-family Regulation A+ Tier II portfolio fund. In 2020, CTR successfully raised its first Regulation A+ Tier II minimum offering amount, enabling the public to invest equity for as little as $500 into Fund I's real estate ventures. CTR is entitled to earn fees for providing management services to Fund I, including an acquisition fee of up to 2.5% of the value per property that Fund I acquires, 3% of the net asset value (NAV) of Fund I at the end of each quarter, as well as construction management fees, property management fees, marketing fees, and disposition fees at the sale of a property (as applicable). As of February 3, 2023, Fund I has raised a total of $4,150,323 from investors, and has made investments in over 15 properties. CTR intends to implement similar fee structures for the other funds that it intends to establish in the future – including funds aimed at investing capital into equity, debt and government issued programs to complement CTR's current Fund I.

<u>Investment Platform</u>

As described above, CTR created the Platform that enables everyday investors from around the world to benefit from investing in real estate and other alternative assets. CTR has over 21,000 users on its Platform as of the date of this report, and is currently hosting Fund I's Regulation A+ Tier 2 offering on the Platform, in which Fund I is seeking to raise up to $75 million. As of the date of this report, CTR does not charge any fees for hosting offerings on the Platform, and does not otherwise generate any revenues directly from operating the Platform.

Our Development

CTR has been developed by a driven executive team with experience in real estate, foreign direct investment (FDI), software and technology, investment visas, law, and finance. CTR has also compiled an advisory council that consists of highly experienced professionals in fund management, real estate, international tax, compliance, capital markets, and technology to better help it navigate its current and planned operations.

To date, CTR has successfully:

- Raised initial seed rounds of funding;
- Launched Fund I, its first Regulation A+ real estate portfolio fund, which has two wholly-owned properties and over thirteen properties invested in through joint-venture partnerships;
- Introduced the Platform and commenced building a community of investors and users on its platform (21,000 + as of the date of this report);
- Solidified key real estate partnerships providing access to $100m's worth of real estate opportunities a year;
- Introduced innovative solutions such as the "No Cost" Self-Directed IRA whereby CalTier covers the costs of a Self-Directed IRA account.
- Raised $206,800 in our previous Regulation Crowdfunding offering 2022.
- Developed mobile application for iPhone and Android users (an app version of the Platform).
- Expanded its offerings to international investors, and much more.

CTR's mission, within the next 3 years, is to reach the following milestones:
- Acquire a large pool of vetted and verified users registered on its secure online Platform;
- Significant increase in Assets Under Management (AUM) in its real estate portfolio;
- Expand the type of asset offerings available on our Platform, including alternative assets and other than real estate

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Market Overview

<u>Democratization of Wealth</u>

The US equity market is worth $53 trillion according to data published by Siblis Research in December 2021. We estimate that the "retail" or "everyday" investor market is worth $3 trillion in the United States. According to a 2022 Credit Suisse Global Wealth Report there are 1.8 billion people with a net worth of between $10,000 and $100,000, most of which is grossly underserved according to many reports. At CTR, we believe these figures indicate a massive opportunity and a great need for providing access to investors traditionally deprived of the kinds of investment opportunities we seek to facilitate.

In recent years, we have also started to see the democratization of wealth with companies like Robinhood, FundRise, eTrade, Republic, Cadre and others. Through the use of technology, investing has never been easier and more accessible; however, we believe that there are still some investments and investors that remain underserved.

Historically, certain investments, particularly institutional-grade commercial real estate, has been extremely difficult for everyday investors to participate in due to the exclusive nature of the investments, high minimums, long lock-in periods, and lack of accessibility. CTR aims to break down the traditional barriers for the everyday investor through its Platform, funds, and opportunities for not only U.S. investors but also international investors.

Real Estate

Commercial real estate has historically been reserved for exclusive groups and ultra-high net worth investors. It has played a big role in contributing to the building and preserving the wealth of many throughout the years but has not been easily accessible to everyone. Through its Platform and its Fund I, CTR aims to open up the door to these traditionally hard to invest into real estate opportunities. Together with its network and real estate partners, CTR has access to hundreds of millions of dollars' worth of real estate opportunities a year, which we intend to make available to the everyday investor through the investment funds and other vehicles we establish and make open for investment.

Currently, CTR is primarily focused on institutional-grade multi-family assets. Based on our understanding of the multi-family real estate market, CTR believes that existing apartments will continue to do quite well in terms of occupancy and rent growth (i.e., 95%+ occupancy rate and 4% rent growth), which is supported by the U.S. Real Estate Market Outlook 2023 published by Coldwell Banker Richard Ellis (CBRE). CTR also believes that, as an asset class, multi-family assets in the West, Midwest and Southwest areas of the United States will continue to benefit from appealing risk-adjusted returns. CTR's understanding is that even through the volatility of the markets, the fundamental demand for housing, coupled with population growth, make apartments a relatively safe option for investment capital. As such, we intend for the funds we create in the near future to focus on institutional-grade multi-family real estate assets.

Regulation

The Company (through an affiliate) is in the process of becoming an internet investment advisor, which will allow us to provide investment advice through our Platform or via email to potential investors. As of the date of this report, we have applied with the SEC (through our wholly-owned subsidiary) for a license to become an internet investment adviser. If we are successful in becoming an internet investment adviser, we believe it will lead to additional opportunities for our Company, but will also lead to additional compliance and regulatory requirements, as well as increased costs. There is no guarantee we will become registered as an internet investment adviser.

Employees

CTR currently has three employees, each of whom serve as executive officers of CTR. The executive officers of the Company manage day-to-day affairs, oversee the review, selection and recommendation of investment opportunities for its funds. They also service acquired investments of CTR's funds and monitor the performance of these investments to ensure that they are consistent with the investment objectives of the funds under CTR's management. The Company directly bears the costs of the compensation paid to these individuals.

CTR intends to hire additional employees in the future to help further its goals, such as technology development personnel for its Platform, as well as marketing and advertising personnel to help further efforts to grow the Platform's user base.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company

The Company is a recently formed company and has limited operating history on which to evaluate our performance. CalTier Realty, LLC was formed in 2017. It was converted into a C Corporation in March 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. While we intend to continue establishing a consistent base of users for the Company's Platform, to support and manage the funds that we have created to enable them to generate more consistent income for investors and CTR as manager, and to create new funds in the future that will be revenue generating, there is no assurance that we will ever be profitable or generate sufficient revenues to support our operations.

The Company is not yet generating sufficient revenue to sustain its operations. The Company currently has minimal capital and, for the foreseeable future, will be dependent upon its ability raise capital and its revenues from operations to fund its future plans. The Company cannot assure you that it will be able to successfully raise capital. The failure to successfully raise capital could result in our bankruptcy or other event that would have an adverse effect on the value of your Nonvoting Common Stock. The Company has minimal assets, so such adverse events could put your investment at risk.

The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed. We compete (directly or through our funds) with other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, as well as online real estate platforms that compete with the Platform. This market is competitive and rapidly changing. We expect competition to persist and intensify in the future, which could harm our ability to generate positive results from our operations.

Competition could result in reduced volumes of available real estate investments and/or investors, reduced management fees for the Company, or the failure of the Platform to achieve or maintain more widespread market acceptance, any of which could harm the Company. In addition, in the future the Company and the Platform may experience new competition from more established companies possessing large, existing customer bases, substantial financial resources and established distribution channels. If any of these companies or any major financial institution decided to enter the online investment business, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our operating results could be harmed.

Some of our current or potential competitors may have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms and distribution channels. Larger real estate programs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable properties may increase. Any such increase would result in increased demand for these assets and therefore increased prices paid for them. If we pay higher prices for properties and other investments, our profitability may be reduced and you may experience a lower return on your investment.

Our potential competitors may also have longer operating histories, more extensive customer bases, greater brand recognition and broader customer relationships than we have. These competitors may be better able to develop new products, to respond quickly to new technologies and to undertake more extensive marketing campaigns.

The growth of our business depends in large part on our ability to raise capital from investors. If we are unable to raise capital from new or existing investors or existing investors decide to withdraw their investments from our current or future funds, our funds will be unable to deploy such capital into investments and we will be unable to collect additional fees, which would have a negative effect on our growth prospects. Our ability to raise capital from investors depends on a number of factors, including many that are outside our control. Investors may choose not to make investments with alternative asset managers, including sponsors of real estate investment programs and private real estate investment funds, and may choose to invest in asset classes and fund strategies that we do not offer. Poor performance of our funds could also make it more difficult for us to raise new capital. Existing and potential investors in our funds continually assess the performance of our funds independently and relative to market benchmarks and our competitors, and our ability to raise capital for existing and future funds depends on our performance. If economic and market conditions deteriorate, we may be unable to raise sufficient amounts of capital to support the investment activities of our current and planned funds. In addition, one of our key growth strategies is through the development of new funds. If we are unable to successfully raise capital for our existing, or if our current funds do not meet performance expectations, it could have a negative impact on the likelihood that we will be able to successfully form and capitalize new funds, which in turn would reduce our earning potential as manager of those funds, and could negatively affect our growth prospects as a Company.

In addition, investors are typically permitted to withdraw their investments from our funds through various redemption plans. In difficult market conditions, the pace of investor redemptions or withdrawals from our funds could accelerate if investors move their funds to investments they perceive as offering greater opportunity or lower risk. Although investments in our funds may generally be redeemed only at a discount to the original investment amount and redemptions are subject to other restrictions, redemptions could have the effect of decreasing the capital available for investments in our funds and reduce our revenues and cash flows.

Poor performance of our funds would cause a decline in our revenues and results of operations and could adversely affect our ability to raise capital for future funds. A significant portion of the Company's revenues are expected to come in the form of various management fees for managing the funds that it creates to invest in real estate assets. The Company intends these funds to invest in real estate, which is inherently risky. In the case of each investment, the Company's funds will be subject to the general risks of real property ownership, including, adverse local market conditions, financial conditions of tenants and buyers and sellers of properties, changes in availability of debt financing, real estate tax rates and other operating expenses, environmental laws and other governmental rules and fiscal policies, changes in the relative popularity of properties, dependence on cash flow, uninsurable losses and other factors which are beyond the control of the Company as the manager of these funds. In addition, the real estate industry as a whole is affected from time to time by economic and other conditions beyond its control which might have an adverse effect upon the funds of the Company, including acts of God, natural disasters, war, international hostilities, terrorism, national and international economic conditions, interest rate levels, and energy prices.

The Company may be unable to find a sufficient number of attractive opportunities for its funds, or may encounter substantial competition in seeking suitable investments for its funds. Investors in our Company will have no opportunity to evaluate or to approve the investments of our funds. As a result, our funds may choose investments with which you may not agree and would not support if you were evaluating the investment directly. Poor performance of investments made by our funds could adversely affect the total returns in those funds, which would reduce the amount of revenues we receive from our management of those funds, and could ultimately harm our operating results.

The Company is dependent on key individuals. The success of the Company will depend upon the ability of the Board of Directors and the Company's executive officers to operate the Company in a manner such that the Company achieves its objectives. There can be no assurance that these individuals will otherwise continue to be able to carry on their current duties throughout the Company's term. The loss of the services of any of the individuals that comprise the Board of Directors, or key executives, officers and/or other personnel of the Company could have a material adverse effect on the Company's operations and performance. There can be no assurance that our Board of Directors or executive officers would be able to attract and hire suitable replacements in the event of any such loss of services.

The Company will be controlled by the Board of Directors and Officers. Decisions with respect to the management of the Company are made by the Board of Directors and executive officers. Holders of our Nonvoting Common Stock will have no opportunity to control the day-to-day operations, including investment and disposition decisions, of the Company. For the foregoing reasons, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company to the Board of Directors and executive officers of the Company.

Our business model depends to a significant extent upon strong relationships with key persons and companies in the real estate market for sources of investment opportunities. The inability of our executive officers to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business. We expect that our executive officers will maintain and develop our relationships with key persons and companies in the real estate market, and our funds will rely to a significant extent upon these relationships to provide them with potential investment opportunities. Certain key persons and companies in the real estate market regularly provide us with access to their transactions. If our executive officers fail to maintain their existing relationships or develop new relationships with key persons and companies in the real estate market for sources of investment opportunities, we will not be able to grow the investment portfolios of our funds. In addition, individuals with whom our executive officers have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for our funds.

Operational risks may disrupt our business, result in losses or limit our growth. We are heavily dependent on the capacity and reliability of the technology systems supporting our operations, whether owned and operated by us or by third parties. Operational risks such as interruption of our financial, accounting, compliance and other data processing systems, whether caused by fire, other natural disaster, power or telecommunications failure, cyber-attacks or other cyber incidents, act of terrorism or war or otherwise, could result in a disruption of our business (especially our Platform), liability to investors, regulatory intervention or reputational damage. If any of these systems do not operate properly or are disabled for any reason or if there is any unauthorized disclosure of data, whether as a result of tampering, a breach of our network security systems, a cyber-incident or attack or otherwise, we could suffer financial loss, a disruption of our businesses, liability to our funds, regulatory intervention or reputational damage. Insurance and other safeguards might be unavailable or might only partially reimburse us for our losses. Although we have back-up systems in place, our back-up procedures and capabilities in the event of a failure or interruption may not be adequate.

The inability of our systems to accommodate an increasing volume of transactions also could constrain our ability to expand our businesses. Additionally, any upgrades or expansions to our operations or technology may require significant expenditures and may increase the probability that we will suffer system degradations and failures.

The Company may continue to be impacted by the worldwide economic downturn due to the COVID-19 pandemic. The COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally. The deterioration of global economic conditions as a result of the pandemic may lead to negative outcomes for real-estate focused businesses like ours, such as decreased occupancy levels and pricing for revenue producing properties, tenants being unable to meet their rent obligations, and governmental authorities enacting laws that that make it more difficult for us to monetize the properties that we invest in. We cannot assure you that we will not be affected by existing or future negative impacts of the COVID-19 pandemic.

The Company has outstanding debt in the form of promissory notes. The Company has previously made issuances of promissory notes to its executive officers that remain outstanding – approximately $700,000 in total as of the date of this report, which must be repaid by 2027. If the Company chooses to repay these notes, it may have a negative impact on the Company's ability to grow its operations as quickly as it desires. Additionally, while the Company's executive officers do not intend to declare an event of default under the notes, investors should be aware that if the Company does not pay these notes when due, the holders of the notes may declare a default, and the amounts due under the notes could become immediately due and payable.

Risks Related to Compliance and Regulation

Neither the Company nor any of its affiliates are currently registered as an investment advisor. Though the Company (through one of its affiliates) intends to register as an internet investment advisor, CTR is not currently registered as an "investment adviser" under federal or state laws. If the Company were deemed by a relevant authority to be acting as an unregistered investment advisor, it could be subject to a variety of penalties, including fines and sanctions. Until either the Company or one of its affiliates registers as an investment advisor, any fund managed by the Company will be limited on the type of investments it can make, and the Company will be limited in the actions it can take with respect to recommending investments to prospective investors.

The Company operates in a regulatory environment that is evolving and uncertain. The regulatory framework for online capital formation or crowdfunding is very new. The regulations that govern our operations have been in existence for a very few years. Further, there are constant discussions among legislators and regulators with respect to changing the regulatory environment. New laws and regulations could be adopted in the United States and abroad, and existing laws and regulations may be interpreted in ways that would impact our operations, including how we communicate and work with investors and the companies that use our Platform's services. For instance, in recent years, there have been several attempts to modify the current regulatory regime surrounding online capital formation. Some of those suggested reforms could make it easier for anyone to sell securities (without using our services), or could increase our regulatory burden, including requiring us to register as a broker-dealer before we choose to do so. Any such changes would have a negative impact on our business.

Risks Related to our Securities

Holders of our Nonvoting Common Stock will not have any voting rights in our Company, and therefore will have no ability to influence decisions regarding our business. Our Certificate of Incorporation provides holders of Nonvoting Common Stock do not have any voting rights in the Company.

There is a risk that you may not receive dividends at all, or that dividends may not grow over time. The Company intends to declare payments of dividends periodically as revenues permit. The Company has not established a minimum dividend payment level and the amount of any dividends paid will vary over time. The Company's ability to pay dividends may be adversely affected by a number of factors, including the risk factors described in this report. All dividends will be declared at the discretion of the Board of Directors and will depend on earnings, financial conditions, and other factors that the Board of Directors may deem to be relevant from time to time. Among the factors that could adversely affect our results of operations and impair our ability to pay dividends are:

- the profitability of the investment of any proceeds of the Company;

- the ability to make profitable reinvestments;

- interest charges or other expenses that reduce our cash flow;

- defaults in our asset portfolio or other decreases in the aggregate NAV of our portfolio; and

- the fact that anticipated operating expense levels may not be accurate and actual expense results are higher than estimates.

A change in any one of these factors could affect our ability to declare dividends. The Company cannot assure you that it will achieve investment results that will allow the Company to make a specified level of dividend payments or year-to-year increase in valuation.

The Company may not be able to declare dividends in the future or the Board of Directors may change the dividend policy in the future. In addition, some of the dividends may include a return of capital. To the extent that the Company decides to pay dividends in excess of the Company's current and accumulated tax earnings and profits, such dividends would generally be considered a return of capital for U.S. federal income tax purposes. A return of capital reduces the basis of an investor's investment in our Nonvoting Common Stock to the extent of such basis and is treated as capital gain thereafter.

No guarantee of return on investment. There is no assurance that you will realize a return on your investment or that you will not lose your entire investment. For this reason, each investor should consult with his or her own attorney and business advisor prior to making any investment decision.

This investment is illiquid. There is currently no established market for reselling our Nonvoting Common Stock. If you decide that you want to resell these securities in the future, you may not be able to find a buyer.

Future fundraising may affect the rights of investors. In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company, or provide investors with voting rights, or other preferential rights over investors in our Nonvoting Common Stock.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

As of the date of this report, the Company's executive officers and directors are as follows:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Matthew Belcher	Chief Executive Officer, President, and Director	2017 - Current	Full time
Parker Smith	Chief Financial Officer, Chief Operating Officer, Director	2017 - Current	Full time
Travis Hook	Chief Information Officer, Secretary, and Director	2017 - Current	Full time

Matthew Belcher, Chief Executive Officer, President, and Director
Matt Belcher is a founder of CTR. He has over 20 years executive management experience across several continents covering deal structuring, M&A and sales/marketing while working with some of the largest companies in the world including BP, Shell, The International Olympic Committee, FT.com, Barclays Capital, Deutsche Bank, Virgin and many more. From 2016 to the present, he has been CEO of the San Diego EB-5 Regional Center, a USCIS approved Regional Center of which he is a co-founder. From 2017 to the present, he has also been the Managing Partner of Woodmont EB-5 Regional Center. Within these roles, he provides high-value advice, project direction, fund management and deal-making services to project owners and stakeholders looking to leverage the EB-5 funding program and foreign direct investment (FDI) as a whole. He has been engaged in many aspects of complex real estate transactions, deal origination, Foreign Direct Investment (FDI), foreign trade and deal structuring. His Real Estate experience covers projects and deals ranging from $1 million to over $1 billion. Matt is also a Co-Founder San Diego EB-5 Regional Center and Co-Founder - SDEB5 Consulting.

Parker Smith, Chief Financial Officer, Chief Operating Officer, Director
Parker Smith is the CFO, COO, and a Director of CTR. Since 2016, Mr. Smith has been a Co-Founder and Managing Attorney at Sy and Smith, PC, focusing on Civil Litigation, Immigration Law, and Business Transactions. Prior to Sy and Smith, Parker worked for one of the top U.S. defense consulting firms and managed his own legal practice. Parker Smith received his Juris Doctor from Thomas Jefferson School of Law. He has a Bachelor's in Business Finance from Brigham Young University, and spent several years working in the banking industry. He is a member of the California and Utah State Bars and is fluent in Spanish.

Travis Hook, Chief Information Officer, Secretary, and Director
Travis Hook is a founder of CTR. From 2013 to 2016, Travis Hook worked as a residential and commercial real estate agent under Coastal Pacific Real Estate Brokerage in La Jolla, CA. In 2015, he co-founded MyCityShares, LLC, a management consulting company offering custom research, document creation, consulting and audit solutions to help domestic and international clients take advantage of the U.S. investment visa programs through U.S. Real Estate acquisition and development

opportunities. In 2016, Travis Hook also co-founded the San Diego EB-5 Regional Center, a regional development entity licensed by the United States Citizenship and Immigration Services (USCIS) to promote regional job creation through foreign investment. He received his Bachelor's of Science from Baylor University in 2008 and his Masters of Business Administration from Marshall Goldsmith School of Management in 2015, with an emphasis on entrepreneurship and international business and is currently pursuing an Industrial and Organizational Psychology PhD at California School of Professional Psychology in San Diego, CA.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Ownership

There are no shareholders of our Company that own more than 20% of our voting securities individually as of February 8, 2023. The following table shows the ownership of the Company's executive officers and directors, who are significant shareholders of our Company.

Name of Beneficial owner	Amount (and class of securities held)	Percent of voting power
Herts Investment International, LLC*	1,785,000 (Voting Common Stock)	17.85%
Parker Smith	1,785,000 (Voting Common Stock)	17.85%
Travis Hook, LLC**	1,785,000 (Voting Common Stock)	17.85%

* Matt Belcher owns 100% of Herts Investments International, LLC
** Travis Hook owns 100% of Travis Hook, LLC

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Statements

Our financial statements can be found in Exhibit A to this report. The financial statements were audited by PKF San Diego, LLP. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this report. We note that the financial statements are in the name of "CalTier Realty, LLC" which is the previous name of the Company. Effective March 23, 2022, the Company prior converted from a California limited liability company to a Delaware corporation, and changed its name to "CalTier, Inc." in the process. As such, the financial statements of "CalTier Realty, LLC" are the financial statements of the Company.

Results of Operations

Revenues: The Company generated $215,559 in revenues during the twelve months ended December 31, 2021 – a $180,313 increase from revenues of $35,246 for the twelve months ended December 31, 2020. For both of the years ended December 31, 2021 and 2020, all of the Company's revenues were derived from fees earned in connection with management of the Company's real estate funds. This increase in revenues in 2021 was primarily the result of the sale of certain real estate assets held by certain of our funds, which resulted in proceeds to the Company from those funds (which the Company did not earn in 2020, because there were no sales of real estate assets in 2020 by the Company's funds). Additionally, in 2020, due to the global pandemic, the Company slowed marketing efforts and waited to see how the pandemic would affect the real estate market, which led to a lower revenues 2020.

Operating Expenses: The Company incurred total operating expenses of $407,062 during the twelve months ended December 31, 2021 – a significant increase from operating expenses of $63,374 for the twelve months ended December 31, 2020. Operating expenses increased in line with increased revenues in 2021, as the Company spent more on advertising and marketing (approximately $54,000 in 2021, compared to $6,000 in 2020), which the Company believes helped generate more revenues in 2021 compared to 2020. Operating expenses in 2021 were primarily comprised of professional and legal expenses of $319,058, $232,819 of which was comprised of salary compensation to the Company's executive officers – a significant increase from compensation to our executive officers of $12,750 for the year ended December 31, 2020. Professional and legal expenses also included legal fees and other expenses incurred in connection with the Company's securities offerings conducted in 2021.

Net Loss: As a result of the foregoing, the Company incurred a net loss of $191,503 for the twelve months ended December 31, 2021 compared to a net loss of $35,128 for the twelve months ended December 31, 2020.

Liquidity and Capital Resources

As of December 31, 2021, the Company had $239,099 in cash on hand, as well as $113,162 in accounts receivable from related parties, and $377,197 in advances to related parties. To date, the Company has not made any profits.

The Company has raised by through private placements under 506(b) of Regulation D as well as through our Regulation Crowdfunding offering

Receiving proceeds from our planned offerings, or from other sources of financing, is necessary for the viability of the Company. The Company's minimum current burn rate is approximately $50,000 per month. However, as we continue to fundraise and develop our operations, we anticipate increasing our monthly costs proportionately.

Subsequent to December 31, 2021, the Company conducted a Regulation Crowdfunding offering, in which it raised $206,800 from the sale of 50,917 shares of Nonvoting Common Stock. Additionally, the Company received an additional $1,031,800 in investments via an 506(c) Regulation D offering of Nonvoting Common Stock that commenced in July of 2022.

Indebtedness

On February 22, 2022, the Company issued promissory notes to each of Herts Investment International, LLC (an entity owned by Matthew Belcher), Travis Hook, and Parker Smith. The promissory notes were issued by the Company as consideration for the Company repurchasing Voting Common Stock (at the time, limited liability company interests) from each of (Matthew Belcher), Travis Hook, and Parker Smith. The promissory notes each bear interest at 5% per annum and, subject to the Company having sufficient cash flows as reasonably determined by the Company's management, are due and payable in five tranches (each one-year apart) with 20% of the outstanding principal and interest due each year, until the entire balance has been repaid (if according to schedule, on February 22, 2027).

As of the date of this report, the outstanding principal and interest owed by the Company on each promissory note described above is $230,000 to Herts Investment International, LLC (an entity owned by Matthew Belcher), $230,000 to Travis Hook, and $230,000 to Parker Smith.

Trends

CTR believes that existing apartments will continue to do quite well in terms of occupancy (i.e., 95%+ occupancy rate), CTR also believes that as an asset class, multi-family assets in West, Midwest and Southwest areas will continue to benefit from appealing risk-adjusted returns. CTR's understanding is that even through the volatility of the markets, the fundamental demand for housing, coupled with population growth, make apartments a relatively safe option for investment capital. As such, we intend that the focus of the funds we create in the near future will also be investing in institutional-grade multi-family real estate assets.

The Company (through an affiliate) is in the process of becoming an internet investment advisor, which will allow us to provide investment advice through our Platform or via email to potential investors. As of the date of this report, we have applied with the SEC (through a wholly-owned subsidiary) for a license to become an internet investment adviser. If we are successful in becoming an internet investment adviser, we believe it will lead to additional opportunities for our Company, but will also lead to additional compliance and regulatory requirements, as well as increased costs. There is no guarantee we will become registered as an internet investment adviser. We note to investors that, in order to establish multiple Regulation A real estate investment funds, or to establish a Real Estate Investment Trust (REIT) investment fund, we must have become an internet investment advisor.

RELATED PARTY TRANSACTIONS

Promissory Notes with Officers and Directors

On February 22, 2022, the Company issued promissory notes to each of Herts Investment International, LLC (an entity owned by Matthew Belcher), Travis Hook, and Parker Smith. The promissory notes were issued by the Company as consideration for the Company repurchasing Voting Common Stock (at the time, limited liability company interests) from each of (Matthew Belcher), Travis Hook, and Parker Smith. The promissory notes each bear interest at 5% per annum and, subject to the Company having sufficient cash flows as reasonably determined by the Company's management, are due and payable in five tranches (each one-year apart) with 20% of the outstanding principal and interest due each year, until the entire balance has been repaid (if according to schedule, on February 22, 2027).

Each note will become immediately due and payable upon a "Change of Control". A "Change of Control" – i.e. a sale of substantially all of the assets of the Company or a transaction in which 50% or more of the voting power of the Company is acquired.

Finally, upon an "event of default", the holder of the note may declare the entire unpaid balance of the note to be immediately due and payable. An "event of default" under the note may occur if the Company fails to make any required payments due under the note within 30 days of the due date, or if the Company commences an action to declare bankruptcy.

As of the date of this report, the outstanding principal and interest owed by the Company on each promissory note described above is $230,000 to Herts Investment International, LLC (an entity owned by Matthew Belcher), $230,000 to Travis Hook, and $230,000 to Parker Smith.

RECENT OFFERINGS OF SECURITIES

We have made the following exempt offerings of securities within the last three years.

Date of Commencement of Offering (MM/YYYY)	Offering Exemption Relied Upon	Securities Offered	Final Amount of Shares Sold	Final Proceeds	Use of Proceeds
01/2018	Regulation D 506(b)	Nonvoting Common Stock	1,133,333	$85,000	Operational, Marketing, Technology
04/2020	Regulation D 506(b)	Voting and Nonvoting Common Stock	700,000	$105,000	Operational, Marketing, Technology
05/2021	Regulation D 506(b)	Convertible Note	112,000	$100,000	Operational, Marketing, Technology
04/2021	Regulation D 506(b)	Voting Common Stock	312,500	$625,000	Operational, Marketing, Technology
04/2022	Regulation CF	Non-voting Common stock	50,917	$206,800	Operational, Marketing, Technology
07/2022	Regulation D 506(c)	Non-voting Common stock	225,924	$1,031,800	Operational, Marketing, Technology

.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our Nonvoting Common Stock. This summary reflects CalTier's Certificate of Incorporation and Bylaws and does not purport to be complete and is qualified in its entirety by reference to the actual copies of the Company's Certificate of Incorporation and Bylaws filed with the Company' Form C. For a complete description of the Company's Nonvoting Common Stock, you should refer to our Certificate of Incorporation, Bylaws and applicable provisions of Delaware General Corporation Law.

General

The Company's authorized capital stock consists of 7,179,500 shares of Voting Common Stock, par value $0.0001 per share, and 1,910,391 shares of Nonvoting Common Stock, par value $0.0001 per share. We collectively refer to our Voting Common Stock and Nonvoting Common Stock below as "Common Stock".

Common Stock

Dividend Rights

The Board of Directors may declare a dividend to holders of the Company's Common Stock from time to time upon their discretion.

Voting Rights

Holders of Nonvoting Common Stock do not have voting rights in the Company. Holders of Voting Common Stock have voting rights in the Company, and may vote to require the Company to take certain actions (such as the removal of directors of the Company upon affirmative vote of the holders of a majority of the voting power of the Company).

Rights and Preferences

Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Common Stock. The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of shares, common or preferred, that we may designate in the future.

What It Means To Be A Minority Holder

As an investor in Nonvoting Common Stock of the Company, you will not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Transferability of Securities

For a year after purchase, the Nonvoting Common Stock can only be resold:

- In an IPO or other public offering registered with the SEC;

-To the Company;

-To an accredited investor; and

-To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The Company has selected Vertalo, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

VALUATION

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has filed its annual report for the year ended December 31, 2021. Any future annual reports will be posted on the Company's website, caltierinc.com.

Compliance failure

The Company filed this annual report late. With this filing, it is currently compliant with the requirements of Regulation Crowdfunding.

Updates

This offering closed on April 30, 2022. As such, there are no longer any updates being posted about the offering. Annual Reports can be found on our website caltierinc.com

Exhibits Index

Exhibit A. Financial Statements


SIGNATURES


Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CalTier, Inc.

By /s/ *Matthew Belcher*
Chief Executive Officer CalTier, Inc.

This Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

By /s/ *Matthew Belcher*
Matthew Belcher, Principal Executive Officer, Director
Date: February 8, 2023

By /s/ *Parker Smith*
Parker Smith, Principal Accounting Officer, Principal Financial Officer, Director
Date: February 8, 2023

By /s/ *Travis Hook*
Travis Hook, Chief Information Officer, Director
Date: February 8, 2023

Exhibit A. Financial Statements

CALTIER REALTY, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020



CalTier Realty, LLC

Table of Contents

INDEPENDENT AUDITORS' REPORT

To the Members and Management of
CalTier Realty, LLC
San Diego, California

Opinion

We have audited the accompanying financial statements of CalTier Realty, LLC, a California Limited Liability Company, which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CalTier Realty, LLC as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of CalTier Realty, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about CalTier Realty, LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2020 Camino del Rio North, Suite 500, San Diego, CA 92108
T: (619) 238 1040 **F:** (619) 237 5177 **E:** info@pkfsandiego.com **W:** www.pkfsandiego.com

Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CalTier Realty, LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about CalTier Realty, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

PKF San Diego, LLP

San Diego, California   PKF San Diego, LLP

January 27, 2023

CALTIER REALTY, LLC

BALANCE SHEETS

DECEMBER 31, 2021 AND 2020

	2021	2020
ASSETS		
Current Assets		
Cash	$ 239,099	$ 844
Accounts receivable - related parties	113,162	30,152
Advances to related parties	377,197	213,375
Prepaid deposit	4,125	-
Total assets	$ 733,583	$ 244,371
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$ 65,027	$ 4,312
Note payable	-	108,570
Total current liabilities	65,027	112,882
Total liabilities	65,027	112,882
Commitments and contingencies (Notes 2, 5 and 6)		
Members' equity	668,556	131,489
Total liabilities and members' equity	$ 733,583	$ 244,371

CALTIER REALTY, LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
REVENUES	$ 215,559	$ 35,246
OPERATING EXPENSES		
Selling, general and administrative	88,004	24,761
Professional and legal	319,058	38,613
Total operating expenses	407,062	63,374
Operating loss	(191,503)	(28,128)
OTHER INCOME (EXPENSE)		
Interest expense	(3,430)	(8,000)
Other income	-	1,000
Total other expense	(3,430)	(7,000)
NET LOSS	$ (194,933)	$ (35,128)

CALTIER REALTY, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Class A Units	Class B Units		Amount
Members' Equity, December 31, 2019	40,000	808,300	$	61,617
Net loss	-	-		(35,128)
Sale of member interests	60,000	10,000		105,000
Members' Equity, December 31, 2020	100,000	818,300		131,489
Net loss	-	-		(194,933)
Sale of member interests	-	22,500		600,000
Returned member interests	-	(30,000)		(30,000)
Conversion of note payable to member interests		11,200		112,000
Member interest issued for services	-	2,500		50,000
Members' Equity, December 31, 2021	100,000	824,500	$	668,556

CALTIER REALTY, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Cash Flows from Operating Activities		
Net loss	$ (194,933)	$ (35,128)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Member interest issued for services	50,000	-
Accrued interest	3,430	8,000
Gain on Economic Injury Disaster Loan forgiveness	-	(1,000)
Change in operating assets and liabilities:		
Accounts receivable - related parties	(83,010)	(27,008)
Advances to related parties	(163,822)	(74,305)
Prepaid deposit	(4,125)	-
Accounts payable and accrued expenses	60,715	215
Net Cash Used in Operating Activities	(331,745)	(129,226)
Cash Flows from Financing Activities		
Payments on returned member interests	(30,000)	-
Proceeds from Economic Injury Disaster Loan	-	1,000
Proceeds from issuance of member interests	600,000	105,000
Net Cash Provided by Financing Activities	570,000	106,000
Net Increase (Decrease) in Cash	238,255	(23,226)
Cash at Beginning of Year	844	24,070
Cash at End of Year	$ 239,099	$ 844
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year For:		
Interest	$ -	$ -
Taxes	$ -	$ -
Non-Cash Investing and Financing Information:		
Conversion of note payable to member interests	$ 112,000	$ -

NOTE 1 – Nature of Operations

CalTier Realty, LLC, a California Limited Liability Company (the "Company"), is a Fintech company that opens the door to professionally managed institutional grade multi-family investments not typically available to the retail investor. The Company is currently focused on bringing institutional-grade real estate investments to the everyday investor and removing the complicated barriers that currently exist.

Real Estate Acquisition & Management

Since inception, the Company has focused primarily on the acquisition, management and growth of equity investments which typically have ownership of multi-family workforce housing. These assets are often off-market and have historically not been made available to the general public. The Company has relationships within the real estate industry and selects properties discovered through real estate brokers, pre-existing professional relationships, independent property owners and public/city properties and/or owned land.

Nature of Operations Summary

The Company is structured as a California Limited Liability Company, which was formed on August 18, 2017, with substantially all of its operations conducted through its existing funds and special purpose entities consisting of CalTier Fund I, LP, CalTierSDI, LLC, CalTierAZI, LLC, CalTierTXI, LLC, and CalTierLVI, LLC (the "Operating Partnerships" which are considered related parties) as a general partner or managing member (the "Manager"). The Company operates under the terms of its limited liability operating agreement ("Operating Agreement") that provides the Manager the full, exclusive, and absolute right, power, and authority to manage the business affairs of the Company, control its property and assets, and make all decisions affecting the Company. Members' liability is limited, and members shall not be liable for debts, obligations, or liabilities of the Company.

The Company provides asset management services for all of the properties in the Company's portfolio and the additional properties to be acquired by the Company and entities under which the Company has Operating Partnerships for. As of December 31, 2021 and 2020, the Company owned no real property, accordingly, all of its revenues were derived from its asset management and fund management services. The Company serves, directly or indirectly and either alone or with co-managers or co-managing members as the manager or managing member of each of the related entities.

The Company's activities since inception have consisted of formation activities, capital raising and initial investments. The Company has commenced its planned principal operations and is in the growth phase. The Company is dependent upon additional capital resources for its continued growth and implementation of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned full operations, scaling back on its full planned operations, or failing to profitably operate the business and properties of others.

The Company has capital raised through a crowd funding platform. The Company's investment period will commence on the date of the initial closing and expires on the earlier of: (i) the date at which the maximum offering amount has been sold, (ii) April 30, 2023, and (iii) the date at which the offering is terminated by the Company. The Company shall continue indefinitely unless all investments are sold, and distributions made to the members or at the sole discretion of the management at any point in time.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Concentration of Cash Balances

The Company's cash is held in bank accounts, at times, may exceed federally insured limits. The Company has not experienced any losses due to these limits.

Accounts Receivable – Related Parties

Accounts receivable are primarily with related parties that the Company operates as the Manager for which it has earned fees and are stated at the historical carrying amount net of write-offs and allowances for uncollectible accounts. The Company establishes an allowance for uncollectible accounts based on historical experience and any specific customer collection issues that the Company has identified. There was no allowance for uncollectible accounts at December 31, 2021 and 2020. No interest on past due amounts is charged. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding balance or when the Company has determined that the balance will not be collected.

Advances to Related Parties

Advances to related parties are expenses and other costs paid for on behalf of related parties until those operations raise capital and begin operations. The balance of advances to related parties at December 31, 2021 and 2020 was approximately $377,000 and $213,000, respectively.

Deferred Financing Costs

The Company complies with the requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 340-10-S99-1, *Other Assets and Deferred Costs* and SEC Staff Accounting Bulletin (SAB) Topic 5A - *Expenses of Offering*. Deferred offering costs consist principally of accounting and legal fees incurred in connection with an offering the Company intends to commence during 2021 under Regulation A. Prior to the completion of the offering, these costs are capitalized as deferred offering costs on the Balance Sheets. The deferred offering costs will be charged against proceeds from member contributions upon the completion of the offering or to expense if the offering is not completed further. The Company had no deferred offerings costs as of December 31, 2021 and 2020.

NOTE 2 – Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Revenues consist of management fees, carried interest allocation, incentive fees, principal investment income and administrative, transaction and other fees. The Company recognizes revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company's revenue is based on contracts with a determinable transaction price and distinct performance obligations with probable collectability. Revenues are not recognized until the performance obligation(s) are satisfied. All of the Company's revenues were generated from related parties.

In addition, the Company typically operates as a General Partner and manages investment portfolios. All fees are earned from affiliated funds of the Company. The contractual terms of these fees vary by fund structure and investment strategy.

Asset Management Fee

Asset management fees are generally based on a defined percentage of fair value of assets, total commitments, invested capital, net asset value ("NAV"), net investment income, total assets or par value of the investment portfolios managed by the Company. All asset management fees are earned from affiliated funds of the Company. The contractual terms of management fees vary by fund structure and investment strategy. Asset management fees are recognized as revenue in the period advisory services are rendered, subject to the Company's assessment of collectability. The asset management fee is equal to an annualized rate ranging between 2.0% and 3.0%, which is based on the NAV or capital contributions at the end of each prior quarter. For the fiscal years ended December 31, 2021 and 2020, the Company earned $44,174 and $33,146 in asset management fees, respectively.

Asset Acquisition Fee

For each real estate investment, the Company assists in investment portfolios managed by the Company, the Company will receive 1.0%-2.5% of the investment's purchase price. For the fiscal years ended December 31, 2021 and 2020, the Company earned $7,900 and $2,100 in asset acquisition fees, respectively.

Construction Management Fee

For each real estate investment for which the Company manages the construction or renovation, the Company is entitled to receive additional fees for construction supervision in connection with certain construction activities undertaken at the managed properties equal to 5.0%-7.5% of the cost of such construction. For the fiscal years ended December 31, 2021 and 2020, the Company did not earn any construction management fees.

Disposition Fee

For each real estate investment, the Operating Partnerships will pay its General Partner or its designated affiliate 0.5%-1.0% of the investment's sale price. For the fiscal years ended December 31, 2021 and 2020, the Company did not earn any disposition fees.

Property Management Fee

The Company earns property management fees by providing continuous services pursuant to property management agreements with certain clients. The Company generally earns fees under these agreements equal to 2.5%-4.0% of gross collected rents from a property. For the fiscal years ended December 31, 2021 and 2020, the Company did not earn any property management fees.

NOTE 2 – Summary of Significant Accounting Policies (Continued)

Marketing Fee

The Company earns marketing management fees by providing marketing campaigns, designing advertising and promotional information with certain clients. The Company generally earns fees under these agreements based upon effort agreed to by both parties and when the materials or advertising occurs or at a point in time. For the fiscal years ended December 31, 2021 and 2020, the Company did not earn any marketing fees, respectively.

Carried Interest

As part of the agreements the Company has within certain Operating Partnerships, the Operating Partnerships will pay the General Partner a percentage of any remaining proceeds as carried interest. For the fiscal years ended December 31, 2021 and 2020, the Company earned $163,485 and $0 in carried interest, respectively.

Advertising and Marketing

Advertising and marketing costs are expensed as incurred. Advertising and marketing expenses was approximately $54,000 and $6,000 for the year ended December 31, 2021 and 2020, respectively.

Management Compensation

Management compensation expenses are paid to the Class B Members who manage the Company according to the Company's Operating Agreement dated June 2019. Management compensation expense was $232,819 and $12,750 for the years ended December 31, 2021 and 2020, respectively, and is included in professional and legal expenses in the statements of operations.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740, *Income Taxes*, ("FASB ASC 740") for accounting for uncertainty in income taxes recognized in an enterprise's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company's policy is to recognize interest and/or penalties related to all tax positions in income tax expense. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position and no interest or penalties were accrued as of December 31, 2021 and 2020.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

CALTIER REALTY, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – Summary of Significant Accounting Policies (Continued)

Subsequent Events

Subsequent to year-end, the Company received $981,800 from the sale of member interests and issued member interest worth $125,000 for services.

The Company converted from a California Limited Liability Company to a Delaware Corporation and changed its name to CalTier, Inc. on March 21, 2022.

The Company evaluated all significant events or transactions that occurred through January 27, 2023, the date these financial statements were available to be issued.

NOTE 3 – Note Payable

In October 2019, the Company entered into a convertible note with an investor for up to $1,000,000 in one or more distributions. The note could be converted in Class B member units in the event the Company has a qualified financing (as defined) of $1.5 million from investors at specified discount increments through July 2, 2020. After July 2, 2020, the note could be converted at the then per unit price of member units or be repaid in full, along with accrued interest. This note bore interest at 8% and had maturity of 18 months from the date of issuance. In December 2019, the Company borrowed $100,000 on this convertible note. On May 18, 2021, the Company converted the note payable of $100,000 plus accrued interest of $12,000 into Class B member units. At December 31, 2021 and 2020, the balance of the note and accrued interest amounted to $0 and $108,570, respectively.

NOTE 4 – Members' Equity

The Company has two classes of Members, Class A and Class B. Class A Members have minimum investment requirements and are to comprise of up to 20% of the total interest of the Company. Class B Members include founding members, the Manager of the Company, and units issued for services and sales. Class B Members will comprise of up to 80% of the total interest of the Company. Class B Member interests can be sold, granted, and transferred to others without the permission of Class A Members as long as Class A Members are not diluted in their percentage interest in the Company and allow other Class B Members to exert control over management.

The Operating Agreement provides that members may not withdraw their membership prior to the dissolution of the Company and the completion of the winding-up of the affairs and the liquidation and/or distribution of the property and assets of the Company.

Distributions

The Members may receive distributable cash from the Company as authorized in the operating agreement. Distributable cash is determined in the sole discretion of the Manager after withholding sufficient working capital and reserves to ensure that Company can operate property.

Distributable cash, if any, derived from operation of the Company will be evaluated on a quarterly basis, and disbursed as provided below until expended.
- First, the Class A Members will receive eighty percent (80%) of the distributable cash, pro rata, in accordance with their percentage interests until such time the Class A Members receive a return of their capital contributions.
- Thereafter, the Class B Members shall receive twenty percent (20%) of the distributable cash, pro rata in accordance with their percentage interests until such time the Class A Members receive a return of their capital contributions.

NOTE 4 – Partners' Equity (Continued)

Distributable Cash, if any, after the Class A Members have received a return of their capital contributions shall be expended as follows:
- First, the Class A Members will receive twenty percent (20%) of the distributable cash, pro rata, in accordance with their percentage interests.
- Thereafter, the Class B Members shall receive eighty percent (80%) of the distributable cash, pro rata in accordance with their percentage interests.

NOTE 5 – Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

NOTE 6 – Financial Risks and Uncertainties

Concentration of Credit Risk

The Company maintains cash balances with one financial institution. At December 31, 2021, accounts at this bank were insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000; however, at times, these balances may exceed the insured limits by the FDIC. The Company has not sustained any credit losses from this institution.

For the year ended December 31, 2021 and 2020, the Company had four and three customers, respectively, which accounted for 100% of revenues. In addition, the Company had five customers - related parties which accounted for 100% of the Company's accounts receivable - related parties balance and five customers that represented 100% of the advance balance at December 31, 2021. The Company had three customers - related parties which accounted for 100% of the Company's accounts receivable - related parties balance and one customer that represented 100% of the advance balance at December 31, 2020. All of the revenues, receivables and advances were from related parties.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments including inability to sell investments quickly or close to fair value.

Market Risk

Market risk is the potential loss that can be caused by increasing or decreasing in the fair value of investments resulting from market fluctuations.

Credit Risk

Credit risk represents the potential loss that would occur if counter parties fail to perform pursuant to the terms of their obligations.